Exhibit (a)(3)

2013 Annual Report	April 30, 2014

TO OUR EVERFLOW PARTNERS . . .

Everflow Eastern Partners, L.P. (the “Company”) incurred development costs of $957,000 during 2013. The Standardized Measure of Discounted Future Net Cash Flows increased by $8.1 million between December 31, 2012 and December 31, 2013 due primarily to increases in average crude oil and natural gas prices. Total assets of the Company amounted to $59.2 million with partners’ equity of $48.0 million.

The Company has multiple annual contracts with Dominion Field Services, Inc. and Interstate Gas Supply, Inc. (the “Purchasers”), which obligate the Purchasers to purchase, and the Company to sell and deliver, certain quantities of natural gas production from the Company’s oil and gas properties throughout the contract periods. The Company may elect to lock-in specific volumes of natural gas to be sold in specific months at a mutually agreeable price. As of April 30, 2014, the Company has elected to lock-in various monthly quantities of natural gas which total 1.68 BCF through October 2015 at various monthly weighted-average pricing provisions averaging $3.69 per MCF. Management believes the Company can meet its delivery commitments based on estimated production. If, however, the Company cannot meet its delivery commitments, it will purchase natural gas at market prices to meet such commitments which will result in a gain or loss for the difference between the delivery commitments price and the price at which the Company is able to purchase the gas for redelivery (resale) to its customers.

During 2013, the Company made quarterly cash distributions of $1.75 per Unit. The Company reported net taxable income of $0.99 per Unit. Net taxable income is determined by adding ordinary income, interest and dividends, and deducting charitable contributions, intangible drilling costs, percentage depletion and the domestic production activities deduction on a per Unit basis.

FINANCIAL REPORT

Enclosed with this Newsletter is the following financial information:

    •     Audited 2013 Consolidated Financial Report for Everflow Eastern Partners, L.P., including Notes to Consolidated Financial Statements.

    •    “Management’s Discussion and Analysis of Financial Condition and Results of Operations” derived from the Company’s Form 10-K Annual Report filed with the Securities and Exchange Commission on March 26, 2014.

RESERVE REPORT

Also enclosed with this newsletter is a copy of the letter prepared by Wright & Company, Inc., independent petroleum consultants, including a summary report of the remaining crude oil and natural gas reserves, future net cash flows and discounted future net cash flows for all properties in which the Company owns an interest. Additional supplemental information relating to the Company’s oil and gas producing activities can be found in the enclosed financial statements (see Note 10 of the Notes to Consolidated Financial Statements).

REPURCHASE RIGHT

The Partnership Agreement for Everflow Eastern Partners, L.P. provides that each year the Company will repurchase for cash up to 10% of the then outstanding Units of the Partnership.

Newsletter	April 30, 2014

Between April 30, 2014 and June 30, 2014, you as a Unitholder of the Company may exercise your right to require the Company to purchase all or any (whole) number of your Units at a price equal to 66% of the Adjusted Book Value as of December 31, 2013, as adjusted for quarterly distributions since that date.

Based on the Company’s audited financial statements (enclosed), the Purchase Price this year is $6.51 per Unit calculated as follows:

Total partners’ equity at December 31, 2013	$47,958,000
Add:
Standardized Measure of Discounted
Future Net Cash Flows	41,661,000
Tax adjustment	895,000

42,556,000
Deduct:
Carrying value of oil and gas properties (net of undeveloped lease costs and prepaid well costs):
Historical cost	174,458,000
Less Depletion and Amortization	(144,226,000)

30,232,000

Adjusted Book Value	60,282,000
66% of Adjusted Book Value	39,786,000
98.82% Limited Partners’ share	39,316,000
Unit price based on 5,606,985 Units	7.01
Less Distribution—January 2014	(0.25)
Less Distribution—April 2014	(0.25)

Calculated Purchase Price	$6.51

Management of the Company believes that the Purchase Price may be less than the value which could be realized by the Unitholders in the event of a liquidation or sale of the Company.

Management of the Company also believes that any proceeds on the sale of Units for most Unitholders would likely result in these proceeds being taxed as ordinary income and not capital gains. The sale of Units would require that all prior deductions for intangible drilling and development costs (including intangible drilling and development costs deducted originally when most of the current Unitholders invested in drilling programs in the 1980’s) and depletion deductions (except for percentage depletion deductions in excess of the basis of a property) would be subject to recapture and would be treated as ordinary income, with the amount recaptured limited to the amount of taxable gain on the sale of the Units (see Section 11 of the Offer to Purchase). Unitholders should consult their own tax advisor to assess the tax consequences of the sale of Units to the Company.

The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. In the event you as a Unitholder elect to consider such right under the Partnership Agreement, instructions on how to do so are also explained in detail in the enclosed materials.

585 West Main Street, Post Office Box 629, Canfield, Ohio 44406 — (330) 533-2692